Mail Stop 4561
								April 5, 2006

By U.S. Mail and Facsimile to (810) 766-6938

Charles D. Christy
Executive Vice President and Chief Financial Officer
Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan  48502

Re:	Citizens Banking Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
	File No. 000-10535

Dear Mr. Christy:

      We have reviewed your response filed with the Commission on March 7, 2006, and your disclosure of the 2004 restatement included in your Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006, and we have the following additional comment.
Please revise your filing accordingly.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005, Filed on March
16,
2006
Note 1: Restatement of Financial Statements, Page 64
1. Please revise your footnote to include tabular presentation of the
effect of the restatement on your income from continuing
operations,
income from discontinued operations, and the related per share amounts. We believe such presentation would include a column representing amounts as originally reported and a column representing the amounts as restated.  Please refer to paragraph 37 of APB 20.
	*	*	*

      Please amend your filing within 10 business days or tell us when you will provide us with an amendment. Please provide us drafts of your intended revisions to your 2005 10-K prior to filing an
amendment.   Please furnish a cover letter with your amendment
that
keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your response via EDGAR. Please understand that we may have additional comments after reviewing your amendment.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant


Charles D. Christy
Citizens Banking Corporation
April 5, 2006
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